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                       SECURITIES AND EXCHANGE COMMISSION

                               Washington , D.C.

                         Three-year period ending 2003

                     Form U-12(I)-B (Three-Year Statement)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act
      of 1935 by a Person Regularly Employed or Retained by a Registered
         Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)

(To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate.)


1.  Name and business address of person filing statement:

    Milbank, Tweed, Hadley & McCloy LLP
    1 Chase Manhattan Plaza
    New York, NY  10005-1413
    Attn:  M. Douglas Dunn and Orlan M. Johnson

2. Names and business addresses of any person through whom the undersigned proposed to act in matters included within the exemption provided by paragraph (b) of Rule U-71:

    Scottish Power plc
    1 Atlantic Quay
    GLASGOW
    G28SP, SCOTLAND

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained:

    Scottish Power plc and PacifiCorp

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship:

    Outside Legal Counsel on Corporate, Energy, Tax & Securities Matters

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)
                                      Salary or other
                                      Compensations
                                      ---------------
Name of recipient     to be received            Person or company from whom
      (a)                   (b)                 received or to be received
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 Milbank Tweed, Hadley    Financial information has been       ScottishPower plc
and McCloy LLP            filed pursuant to a request for
                         Confidential Treatment under Rule
                                104 of the 1935 Act.

    (b)  Basis for compensation if other than salary:  N/A

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source of reimbursement for same.

    (a) Total amount of routine expenses charged to client: Confidential
        Treatment

    (b) Itemized list of all other expenses:  N/A

Date: April 13, 2000         (Signed) /s/ Orlin Johnson
                                      ________________________

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